SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 0-23210

NOTIFICATION OF LATE FILING

(Check One):     [_] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q
                          [_] Form N-SAR

For Period Ended:           March 31, 2001
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[_]  Transition Report on Form 10-K
[_]  Transition Report on Form 10-Q
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form N-SAR
[_]  Transition Report on Form 11-K

For the Transition Period Ended:
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        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I. REGISTRANT INFORMATION

Full name of registrant       TRISM, Inc.
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Former name if applicable
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Address of principal executive office    (STREET AND NUMBER)

             4174 Jiles Road
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City, State and Zip             Kennesaw, Georgia       30144
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PART II. RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form -SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.
See Exhibit A

FORM 12b-25

PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        For the quarter ended March 31, 2001 Form 10-Q could not be filed within the prescribed time limit because of the substantial time and attention of management required to collect data requested by our bank group in order to obtain waivers of our debt covenants. Futhermore, the Company's ability to timely file its Form 10-Q has been adversely affected by changes in management resulting from the resignations of the former Chief Executive Officer and Chief Financial Officer in late October 2000 and the resignation of the Corporate Controller in April 2001.

PART IV. OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

Thomas P. Krasner	770	795-4600
(Name)	(Area code)	(Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof

[X] Yes [_] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Form 10-Q will be filed promptly following this Form 12b-25 for the reasons described above.

TRISM, Inc.
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(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 16, 2001	By /s/ Thomas P. Krasner
Thomas P. Krasner, Chairman and President

        Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

FORM 12b-25

Exhibit A
Emergence from Bankruptcy

On September 16, 1999, the Company filed (the "Filing") for protection under Chapter 11 of the United States Bankruptcy Code (the "Code") in the District of Delaware. The Company operated as a Debtor-in-Possession ("DIP") under the Code. Subsequent to the Filing, the Company obtained a $42.4 million senior collateralized DIP credit facility to meet its ongoing working capital needs and replace its pre-petition revolving credit facility. The DIP facility provided for borrowings up to $35 million on a revolving credit facility, with availability depending upon a borrowing base formula based on accounts receivable. Additionally, the DIP facility provided additional borrowing capacity of $2.4 million to refinance an existing term loan collateralized by five hundred and forty-one trailers and an incremental $5 million of borrowings, if drawn, to be collateralized by identified real property and other unencumbered trailers. The borrowings bore interest at rates ranging from prime rate plus .25% to .50% or from LIBOR rates plus 2.25% to 2.50%. The DIP facility was repaid in full on February 15, 2000, the effective date of the Plan of Reorganization (the "Plan"). On October 25, 1999 the Court signed an order approving the second amended disclosure statement for a joint plan of reorganization. On December 9, 1999, the Plan was confirmed by the United States Bankruptcy Court, District of Delaware (the "Court").

On February 15, 2000, the consummation of the Company's Plan of Reorganization was completed, and the Company exited from Chapter 11. The Company converted the existing Senior Subordinated Notes ("Notes") and common equity as outlined under the terms of the restructuring agreement.

The agreement provided for the Notes to be converted into (i) new notes in the aggregate principal amount of $30 million, due February 15, 2005, with interest at the rate of 12% per annum (the first semi-annual interest payment was paid on March 15, 2000), and (ii) 95% of the new common equity of the Company to be issued post-recapitalization. The agreement also provided that the Company's old common equity would be converted into 5% of the new common equity issued po st-recapitalization.

In connection with the exit from Chapter 11, the Company executed a new, three-year $42.5 million revolving credit facility ("Revolver"). The Revolver provides for borrowings up to $42.5 million based on a borrowing base formula determined by eligible accounts receivable, certain unencumbered trailers, and the Company's real property in Kennesaw, Georgia. The Revolver also provides for the issuance of letters of credit up to $17 million. The Revolver bears interest at the prime rate plus .25% or LIBOR plus 2.25%. No financial covenants exist unless availability, as defined, initially falls below $5 million for ten consecutive business days. Required covenants if availability falls below $5 million include a minimum net worth threshold, minimum fixed charge coverage ratio and a maximum leverage ratio. The Revolver also limits debt incurrence, capital expenditures, changes in control and management, mergers and certain material asset sales, irrespective of the $5 million availability threshold.

Shareholder Rights Plan

On April 27, 2001, the Company's Board of Directors adopted a Shareholder Rights Plan designed to assure that all of the Company's securityholders are offered a full and fair price in the event a potential acquirer seeks to gain control of the Company and to protect securityholders from attempts to acquire effective control through open market and/or private purchases of common stock without paying a fair control premium to either selling or remaining stockholders. Under the terms of the Rights Plan, under certain circumstances the Rights will become exercisable if a person or group (other than those eligible to report such ownership on Schedule 13G) acquires beneficial ownership of 30% or more of the Company's outstanding common stock, in which case each Right not held by such person or group will enable the holder to purchase that number of shares of the Company's common stock having a market value at that time of two times the $1.50 exercise price of the Right. Details of the Rights Plan are described in the Company's Current Report on Form 8-K dated April 27, 2001 and a copy of the Rights Agreement establishing the Plan was filed as an Exhibit to such Current Report.

FORM 12b-25

Exhibit A, continued
Summary of First Quarter 2001 Results

Net loss for the quarter ended March 31, 2001, amounted to $4.5 million or $2.24 per basic and diluted share, compared to a net income of $2.1 million or $0.37 per basic and diluted share, in the first quarter of 2000. First quarter operating results were negatively impacted by lower asset productivity and fewer miles driven in both the Heavy Haul and Secured segments. Additionally, the Heavy Haul segment was negatively impacted by a decline of $0.6 million in brokerage revenues.

Operating Revenue

Operating revenue decreased $6.5 million, or 9.4% from the first quarter 2000 to 2001. Revenue per loaded mile increased to $1.85 for the quarter ended March 31, 2001 from $1.81 for the quarter ended March 31, 2000, excluding brokerage, Super Heavy Haul and fuel surcharge revenues. Operating revenues were impacted by a decline in total miles driven of approximately 4.5 million from the first quarter of 2000 to 2001, which can be attributed to lower asset productivity and a reduction in total tractor count.

Revolving Credit Facility

On October 19, 2000, the Company was notified by CIT Business Credit that an event of default had occurred under the Revolver concerning a change in management restriction as a result of the resignation of the former Chief Executive Officer and Chief Financial Officer of the Company. On October 27, 2000, the Company was notified by CIT Business Credit that an event of default had occurred under the Revolver concerning a materially adverse effect evidenced by, (a) the Company's current and projected future negative earnings and cash flow, (b) the change in management discussed in notice of default on October 19, 2000, (c) the increase in fuel costs to the Company and (d) a proposed sixty percent increase in insurance premiums to the Company.

On November 8, 2000, the Company executed a forbearance agreement with CIT Business Credit that modified certain terms with the Revolver, including a $3.0 million forbearance reserve on collateral availability, and increased interest rates to 2.0% above Prime and required the payment of a forbearance fee of $150,000. The forbearance agreement has been subsequently amended to increase the forbearance reserve to $3.8 million and extended for additional fees totaling $425,000. The most recent amendment, dated April 27, 2001, extends the forbearance period until May 18, 2001. The Company has agreed, during the period of forbearance, not to pay the interest due on its outstanding Senior Subordinated Notes Due 2005. Under the terms of the Notes, the Company had a thirty-day grace period on its interest payment due March 15, 2001. The Company did not make the interest payment on April 15 and this constituted an Event of Default under the terms of the indenture pursuant to which the New Notes were issued. In addition, the Company is delinquent on all of its equipment debt obligations.

As a result of the Company's negative earnings and cash flow and its resulting failure to make the March 15, 2001 interest payment in the amount of $1.8 million on the Notes and its continuing defaults under the Revolver with CIT Business Credit, there is substantial doubt as to the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on obtaining additional financing and/or negotiating a restructuring of its indebtedness, including the Notes and the Revolver.

Cash and availability under the Revolver was approximately $0.6 million at March 31, 2001, after reserving $3.8 million as required by the forbearance agreement. Borrowings under the Revolver amounted to approximately $26.5 million at March 31, 2001. The Company has classified the long-term debt under the Revolver as current due to the existence of the technical default caused by a change in management.